

Mail Stop 4720

June 21, 2016

Harlan W. Waksal, M.D.
President and Chief Executive Officer
Kadmon Holdings, LLC
450 East 29th Street
New York, NY 10016

> **Re: Kadmon Holdings, LLC**
> **Registration Statement on Form S-1**
> **Filed June 10, 2016**
> **File No. 333-211949**

Dear Dr. Waksal:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Certain Relationships and Related Party Transactions, page 183

1.   Please revise to disclose the basis on which 72 KDMN is a related person. Also, revise here and on page 164 to identify 72 KDMN's affiliates. Revise footnote (2) on page 195, as applicable, to explain whether 72 KDMN holds a majority stake in Kadmon I. Also, file the June 2016 agreement as an exhibit to the registration statement.

Selling Stockholders, page SS-3

2.   Please revise the footnote disclosure to identify the natural person(s) holding dispositive or voting control over the shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ibolya Ignat at (202) 551-3636 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Tara Keating Brooks at (202) 551-8336 or Joseph McCann at (202) 551-6262 with any other questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Christopher C. Paci, Esq. - DLA Piper LLP (US)